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19010556

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/18** (MM/DD/YY) AND ENDING **03/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seedchange Execution Services Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Jackson Street, Suite B
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Smith **650-703-3749**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert C. Duncan Accountancy Corporation
(Name – if individual, state last, first, middle name)

SEC Mail Processing Section MAY 3 0 2019 Washington DC 413

3009 Douglas Blvd., Suite 100	**Roseville**	**California**	**95661**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-59(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Kevin Smith**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seedchange Execution Services Inc.**, as of **March 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this Certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Kevin Smith
Signature

President
Title

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th **day of** May**, 20**19**, by** Kevin Smith **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**


MAHESH PATEL
Commission # 2113077
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2019

(Seal)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholder
Seedchange Execution Services Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Seedchange Execution Services Inc. (the "Company") as of March 31, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility

The Company's Management is responsible for the preparation and fair presentation of these financial statements. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seedchange Execution Services Inc. as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of

2281 Lava Ridge Court, Suite 200
Roseville, CA 95661

916.797.7436 Phone
916.797.7436 Facsimile

additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof and consequently Schedules II, III, and IV do not provide the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements taken as a whole.



Robert C. Duncan Accountancy Corporation
Roseville, California
May 22, 2019

Seedchange Execution Services Inc.

Statement of Financial Condition
March 31, 2019

Assets		
Cash and Cash Equivalents	$	40,668
Accounts Receivable		57,367
Prepaid Expenses		142
Total Assets	$	98,177
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable	$	12,625
Commissions Payable		44,613
Total Liabilities	$	57,238
Stockholder's Equity		
Common Stock; $.0001 par value, 100 shares issued and outstanding	$	1
Additional Paid-in Capital		66,479
Accumulated Deficit		(25,541)
Total Stockholder's Equity	$	40,939
Total Liabilities and Stockholder's Equity	$	98,177

The accompanying notes are an integral part of these financial statements.

Seedchange Execution Services Inc.

Statement of Income
Year Ended March 31, 2019

Revenue		
Placement Agent Fees	$	2,471,701
Monthly Service Income		4,685
Private Placement Income		5,000
Total Revenue	$	2,481,386
Expenses		
Commissions	$	2,060,834
Professional Fees		17,685
Regulatory Fees		19,017
Other Operating Expenses		529,825
Total Expenses	$	2,627,361
Net Income/(Loss) Before Tax Provision		(145,975)
Tax Provision		-
Net Income/(Loss)	$	(145,975)

The accompanying notes are an integral part of these financial statements.

Seedchange Execution Services Inc.

Statement of Changes in Stockholder's Equity
Year Ended March 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, April 1, 2018	$ 1	$ 66,479	$ 120,434	$ 186,914
Capital Contributions	-	-		-
Dividends	-	-	-	-
Net Income/(Loss)	-	-	(145,975)	(145,975)
Balance, March 31, 2019	**$ 1**	**$ 66,479**	**$ (25,541)**	**$ 40,939**

The accompanying notes are an integral part of these financial statements.

Seedchange Execution Services Inc.

Statement of Cash Flows
Year Ended March 31, 2019

Cash Flows from Operating Activities		
Net Income/(Loss)	$	(145,975)
Changes in:		
Income Taxes Contributed by Stockholder		
Accounts Receivable		64,339
Prepaid Expenses		266
Accounts Payable		(3,774)
Commissions Payable		(63,508)
Net Cash Provided by/Used in Operating Activities	$	(2,677)
Net Cash Used in Investing Activities	$	-
Net Cash Used in Financing Activities	$	-
Net Cash Decrease for Period	$	(148,652)
Cash and Cash Equivalents:		
Beginning of Year	$	189,320
End of Year	$	40,668

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Seedchange Execution Services Inc. (the "Company") was incorporated under the laws of the State of Delaware on May 8, 2012. The Company is owned by its sole stockholder, Seedchange Inc. (the "Parent"). The Company is registered (having registered on September 6, 2013) with the Securities and Exchange Commission ("SEC") in the United States as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary purpose of the Company is to engage in the marketing and sale to accredited investors and qualified institutional buyers of securities issued by technology companies and the marketing of securities issued by private funds to qualified institutional buyers and accredited investors. The Company receives compensation directly for such marketing and sales efforts to qualified institutional buyers and accredited investors.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operating, and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Cash and cash equivalents: Cash and cash equivalents include certain highly liquid instruments with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition: Private placement fees are earned primarily from providing private placement and financial advisory services related to securities transactions. Revenue is recognized when earned in conjunction with the terms of a written fee contract or successful private placement. The Company did earn private placement and financial advisory fees from successful private placements during the year ended March 31, 2019.

Accounts receivable: Accounts receivable are valued and reported at net realizable value under the direct write-off method. Accounts written off were considered necessary because probable uncollection of accounts are material. As of March 31, 2019, the Company recorded $2,275 as bad debt expense included in other operating expenses.

Income taxes: The Company is incorporated under the laws of the United States. The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered

or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criterion is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

Depreciation: The Company currently does not own assets that it would depreciate. Upon acquiring future assets the Company will depreciate those assets on a straight-line basis using the appropriate estimated useful lives.

Note 2. Related Party Transactions

The Company has an expense sharing agreement with the Parent, whereby the Parent has agreed to provide services to the Company. The Company has no obligation to reimburse or compensate the Parent unless requested by the Parent. To the extent that the Parent has incurred expenses on behalf of the Company, the Company's results of operations and financial position could differ from those that would have been obtained were the entities autonomous.

Note 3. Risk Concentration

For the year ended March 31, 2019, 81% of the Fee income was earned from six clients. The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash. The Company did not use any derivative or other off-balance sheet financial instruments during the year ended March 31, 2019. The Company did not have relationships with counterparties related to trading and brokerage activities during the year ended March 31, 2019 that would subject the Company to any credit risk based on their non-fulfillment of their obligations.

Note 4. Fair Value

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the

Company has the ability to access.

Level 2 Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Fair Value Measurements. The Company did not have any assets or liabilities that it would measure at fair value on a recurring basis as of March 31, 2019 using the Company's fair value hierarchy for measuring assets and liabilities it would present in a tabular format below. Consequently, the Company does not provide a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended March 31, 2019.

Note 5. Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company incurred a $145,975 net loss for the year ended March 31, 2019.

At March 31, 2019 the Company has no material deferred tax assets or liabilities. The Company has $145,975 of federal and state net operating loss available for use in the future. Previously, $403,969 net operating losses were generated by the Parent and allocated to the Company based on California state tax rules and therefore are not recorded on the financial statements under the separate return method. Income tax expense is included as a capital contribution as tax payments are made by the Parent.

The Company is subject to federal and state examinations by the tax authorities for all years.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be low. Accordingly, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 7. Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through May 21, 2019, the date the financial statements were issued. No significant transactions were noted.

Note 8. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to or greater than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid where the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, the Company had net capital of approximately $28,043 which exceeded requirements by approximately $23,043.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule.

SUPPLEMENTAL INFORMATION

Schedule I

Seedchange Execution Services Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2019

Total Stockholder's Equity			$	40,939
Deductions and/or Changes:				
Accounts Receivable			$	12,754
Prepaid Expenses				142
Total Deductions and/or Charges			$	12,896
Net Capital			$	28,043
Requirement Net Capital – the Greater of				
6-2/3% of Aggregate Indebtedness of 57,238	$	3,816		
Minimum Dollar Amount		5,000		
				5,000
Excess Net Capital			$	23,043
Aggregate Indebtedness				
Accounts Payable	$	12,625		
Commissions Payable		44,613		
			$	57,238
Ratio of Aggregate Indebtedness to Net Capital				204%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of March 31, 2019.

Schedule II

Seedchange Execution Services Inc.

Computation for Determination of Reserve Requirements and Information Under Rule 15c3-3 of the Securities and Exchange Commission As of March 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof. All customer transactions are processed in accordance with Rule 15c3-1 (a)(2).

Schedule III

Seedchange Execution Services Inc.

Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
Seedchange Execution Services Inc.
415 Jackson Street, Suite B
San Francisco, California 94111

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Seedchange Execution Services Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board, United States ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 1 5c3-3 under the Securities Exchange Act of 1934.



Robert C Duncan Accountancy Corporation
Roseville, California
May 22, 2019

Schedule IV

Seedchange Execution Services Inc.

Schedule of Segregation Requirement and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts Under Rule 15c3-3 of the Securities and Exchange Commission As of March 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof. The Company is not a Futures Commission Merchant (FCM) within the definition of the Regulation 1.16 of the Commodity Exchange Act as modified by the Dodd-Frank Wall Street Reform and Consumer Protection Act provisions.

For these reasons no reconciliation is required as no material differences exist between the computations reported on by the independent auditor and the computations provided previously by the Company.

Seedchange Execution Services Inc.
415 Jackson Street Suite B
San Francisco, CA 94111 USA

May 16, 2019

SEA 15c3-3 Exemption Representation

I, Kevin Smith, President of Seedchange Execution Services Inc. (the "**Company**") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of March 31, 2019 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,



Kevin Smith
President

Independent Auditor's Report on Internal Control

To the Stockholder
Seedchange Execution Services Inc.

In planning and performing our audit of the financial statements of Seedchange Execution Services Inc. (the "Company"), as of and for the year ended March 31, 2019, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the

practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2019, to meet the SECs objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Robert C Duncan Accountancy Corporation
Roseville, California
May 22, 2019

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder of
Seedchange Execution Services Inc.
415 Jackson Street, Suite B
San Francisco, California 94111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2019, which were agreed to by Seedchange Execution Services Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and any other designated examining authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting software noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2019 less revenues reported on the FOCUS reports for year ended March 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of related revenues and expenses, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of related revenues and expenses supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Robert C Duncan Accountancy Corporation
Roseville, California
May 22, 2019

Seedchange Execution Services Inc.

Form SIPC-7 General Assessment Reconciliation
Year Ended March 31, 2019
